Schedule 13E-3/A

                     Securities and Exchange Commission
                           Washington, D.C. 20549


                      Rule 13e-3 Transaction Statement
     (Pursuant to Section 13(e) of the Securities Exchange Act of 1934
                               and Rule 13e-3
                        (ss. 240.13e-3) thereunder)

                              Amendment No. 4
                             (Final Amendment)


                     Universal Hospital Services, Inc.
                     ---------------------------------
                            (Name of the Issuer)


                     J.W. Childs Equity Partners, L.P.,
          Universal Hospital Services, Inc. and David E. Dovenberg
          --------------------------------------------------------
                    (Name of Person(s) Filing Statement)


                   Common Stock, par value $.01 per share
                   --------------------------------------
                       (Title of Class of Securities)


                                 91359L109
                   -------------------------------------
                   (CUSIP Number of Class of Securities)



          Mr. Steven G. Segal                    Mr. David E. Dovenberg
   J.W. Childs Equity Partners, L.P.       Universal Hospital Services, Inc.
           One Federal Street                     1250 Northland Plaza
               21st Floor                        3800 West 80th Street
      Boston, Massachusetts 02110          Bloomington, Minnesota 55431-4442
             (617) 753-1100                          (612) 893-3200


                              with copies to:


            Louis A. Goodman                        Elizabeth C. Hinck
Skadden, Arps, Slate, Meagher & Flom LLP           Dorsey & Whitney LLP
           One Beacon Street                      Pillsbury Center South
               31st Floor                         220 South Sixth Street
    Boston, Massachusetts 02108-3194        Minneapolis, Minnesota 55402-1498
             (617) 573-4800                           (612) 340-2600


                              David B. Miller
                            Faegre & Benson LLP
                            2200 Norwest Center
                          90 South Seventh Street
                           Minneapolis, Minnesota
                                 55431-3901
                               (612) 336-3000
              -----------------------------------------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications
                  on Behalf of Person(s) Filing Statement)




This statement is filed in connection with (check the appropriate box):

a.   [X]    The filing of solicitation materials or an information
            statement subject to Regulation 14A, Regulation 14C or Rule
            13e-3(c) under the Securities Exchange Act of 1934.
b.   [ ]    The filing of a registration statement under the Securities
            Act of 1933.
c.   [ ]    A tender offer. d. [ ] None of the above.


Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]


Transaction       The filing fee is calculated       Amount of filing fee
valuation*        pursuant to Section 13(e)(3)       $17,854
$89,271,646.50    of the Securities and Exchange
                  Act of 1934

      *Set forth the amount on which the filing fee is calculated and state how it was determined.

[X ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $17,854

Form or Registration No.:  Schedule 14A

Filing Party:  Universal Hospital Services, Inc.

Date Filed:  December 15, 1997





                                INTRODUCTION

            This Amendment No. 4 to the Rule 13e-3 Transaction Statement on
Schedule 13E-3 originally filed with the Securities and Exchange Commission (the "Commission") on December 15, 1997 (as amended through the date hereof, the "Statement") is filed by Universal Hospital Services, Inc., a Minnesota corporation (the "Company"), on its own behalf and as the surviving corporation (the "Surviving Corporation") of the merger of UHS Acquisition Corp., a Minnesota corporation ("Merger Sub"), with and into the Company (the "Merger"), by J.W. Childs Equity Partners, L.P., a Delaware limited partnership ("Childs"), and by David E. Dovenberg, an individual resident of the State of Minnesota, to amend the Statement and to report the results of the transaction to which the Statement relates.

            All information set forth below should be read in connection with the information contained or incorporated by reference in the Statement as previously amended. Unless otherwise indicated, capitalized terms used and not defined herein have the respective meanings ascribed thereto in the Company's Proxy Statement dated January 26, 1998 relating to the special meeting of the shareholders of the Company held on February 25, 1998, a copy of which is attached as Exhibit (d) to the Statement (the "Proxy Statement").

            On February 25, 1998, a recapitalization of the Company was effected through the Merger (the Merger, together with the financings and related transactions described below, the "Recapitalization"). In connection with the Recapitalization: (i) shares of common stock, par value $.01 per share, of the Company ("Common Stock") and options to purchase shares of Common Stock outstanding immediately prior to the Effective Time (as defined herein) (other than (a) shares as to which dissenters' rights were perfected as described in the Proxy Statement, (b) any shares owned directly or indirectly by Childs or (c) shares and options held by certain Management Investors (as defined herein) who agreed that such shares and options would remain outstanding) were converted into the right to receive cash in the aggregate amount of approximately $84.7 million (net of aggregate option exercise price) pursuant to the terms of the Merger Agreement dated as of November 25, 1997 by and among Childs, Merger Sub and the Company; (ii) the Company repaid outstanding borrowings of approximately $38.8 million (including interest and prepayment penalties) under existing loan agreements; (iii) the Company paid estimated fees and expenses of $8.6 million related to the Recapitalization; and (iv) the Company has agreed to pay approximately $3.3 million in severance payments to certain non-continuing members of management. In order to finance the Recapitalization, the Company: (i) received an equity contribution of approximately $21.3 million in cash from the Childs Investors (as defined herein) and certain Management Investors; (ii) issued $100.0 million in aggregate principal amount of Notes (as defined herein); and (iii) borrowed approximately $11.3 million under the Revolving Credit Facility (as defined herein) and expects to borrow approximately an additional $3.3 million to make the above mentioned severance payments. In addition, the Management Investors retained approximately 186,776 shares in the Company having a total value of approximately $2.9 million based upon the Merger Consideration (including 170,787 shares retained by Mr. Dovenberg and his spouse having a total value of approximately $2.6 million based upon the Merger Consideration).

            Immediately prior to the Effective Time, the Childs Investors contributed an aggregate of approximately $20.7 million by wire transfer to Merger Sub in exchange for approximately 1,338,527 shares of common stock, par value $.01 per share, of Merger Sub ("Merger Sub Common Stock"). In addition, in connection with the Recapitalization, certain Management Investors purchased, upon the terms and subject to certain conditions contained in Investment Representation and Stock Subscription Agreements by and between the Surviving Corporation and each of certain Management Investors dated February 25, 1998 ("Stock Subscription Agreements"), approximately 37,143 shares of common stock, par value $.01 per share, of the Surviving Corporation ("Surviving Corporation Common Stock") for an aggregate purchase price of approximately $576,000. The Management Investors also "rolled over" approximately 101,522 existing options to purchase Common Stock (including 49,449 options to purchase Common Stock held by Mr. Dovenberg) into options to purchase shares of Surviving Corporation Common Stock. Following the Recapitalization, the Childs Investors and the Management Investors held securities representing approximately 80.4% and 19.6%, respectively, of the Surviving Corporation Common Stock on a fully diluted basis. As used herein "Childs Investors" shall mean Childs and certain related investors and affiliates, and "Management Investors" shall mean certain members of the Company's management team who agreed to purchase shares of Surviving Corporation Common Stock and/or to allow their existing shares of Common Stock and options to purchase shares of Common Stock to remain outstanding and "roll over" into shares of Surviving Corporation Common Stock and options to purchase shares of Surviving Corporation Common Stock, as the case may be (the "Management Placement").

            Pursuant to the Merger Agreement, at the effective time of the Merger (the "Effective Time"), (a) each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time was automatically converted into and became one validly issued, fully paid and nonassessable share of Surviving Corporation Common Stock, and the separate existence of Merger Sub ceased and (b) each share of Common Stock, issued and outstanding immediately prior to the Effective Time, together with the associated preferred stock purchase rights (other than (i) shares as to which dissenters' rights were perfected as described in the Proxy Statement, (ii) any shares owned directly or indirectly by Childs or (iii) shares held by certain Management Investors who agreed that such shares would remain outstanding), was automatically converted into the right to receive $15.50 in cash.

            Upon consummation of the Merger, the Common Stock ceased to be qualified for inclusion on the Nasdaq National Market and became eligible for termination of registration pursuant to Rule 12(g)(4) of the Exchange Act.

Item 1.  Issuer and Class of Security Subject to the Transaction.

            Item 1 of the Statement is hereby amended and supplemented as follows:

            (b) On February 25, 1998, the Board of Directors of the Surviving Corporation declared a dividend of nine shares of Surviving Corporation Common Stock for each share of Surviving Corporation Common Stock then outstanding (the "Stock Dividend") to be effected immediately following the closing of the purchase and sale of Surviving Corporation Common Stock pursuant to the Management Placement (the "Stock Dividend Effective Time"). After the Effective Time and immediately following the Stock Dividend Effective Time there were approximately 15.6 million shares of Common Stock outstanding held by approximately 60 holders of record.

            (c) As a result of the Merger, the Common Stock ceased to be qualified for inclusion on the Nasdaq National Market and became eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

Item 5.  Plans or Proposals of the Issuer or Affiliate.

            Item 5 of the Statement is hereby amended and supplemented as follows:

            (a) The Merger was consummated by the filing of the Articles of Merger with the Secretary of State of the State of Minnesota on February 25, 1998.

            (c) At the Effective Time, the existing members of the Board of Directors of Merger Sub became the Board of Directors of the Surviving Corporation. In addition, immediately subsequent to the Effective Time, the Board of Directors of the Surviving Corporation resolved (i) to fix the number of directors constituting the Board of Directors of the Surviving Corporation at four and (ii) to appoint David E. Dovenberg and Jerry D. Horn as Directors of the Surviving Corporation to fill the two vacancies created by the amendment described above.

            (d) The Introduction and Item 6 of this Amendment No. 4 to the Statement are hereby incorporated herein by reference in their entirety.

            (f) On February 25, 1998, after the closing of the Merger, a Certificate and Notice of Termination of Registration under Section 12(g) of the Exchange Act on Form 15 was filed by the Company with the Commission.

Item 6.  Source and Amounts of Funds or Other Consideration.

            Item 6 of the Statement is hereby amended and supplemented as follows:

            (a), (c) and (d) The Introduction of this Amendment No. 4 to the Statement is hereby incorporated herein by reference in its entirety. On February 23, 1998, the commitment letter entered into by and between Childs, on behalf of the Surviving Corporation, and Bankers Trust Company on January 22, 1998 was amended (the "Commitment Letter Amendment") to increase the amount of the senior secured revolving credit facility (the "Revolving Credit Facility") from $25 million to $30 million. A copy of the Commitment Letter Amendment is attached hereto as Exhibit (a)(5) and is hereby incorporated herein by reference in its entirety.

            On February 25, 1998, pursuant to the terms of a credit agreement dated as of February 25, 1998 by and between the Surviving Corporation and Bankers Trust Company (the "Revolving Credit Agreement"), the Surviving Corporation borrowed approximately $11.3 million under the Revolving Credit Facility. A copy of the Revolving Credit Agreement (including exhibits thereto) is attached hereto as Exhibit (a)(6), and is hereby incorporated herein by reference in its entirety.

            On February 25, 1998, the Surviving Corporation issued $100.0 million aggregate principal amount of its 10 1/4% Senior Notes due 2008 (the "Notes"). The Notes were issued under an indenture (the "Indenture") dated as of February 25, 1998 by and between the Surviving Corporation and First Trust National Association as Trustee. On February 25, 1998, pursuant to the terms of the Purchase Agreement dated as of February 23, 1998 (the "Purchase Agreement") by and between Merger Sub and BT Alex. Brown Incorporated (the "Initial Purchaser"), the Surviving Corporation, sold to the Initial Purchaser, and the Initial Purchaser purchased from the Surviving Corporation all of the Notes. Copies of the Purchase Agreement and the Indenture are attached hereto as Exhibit (a)(7) and Exhibit (a)(8), respectively, and are hereby incorporated herein by reference in their entirety.

            In addition, on February 25, 1998, the Surviving Corporation and the Initial Purchaser entered into a Registration Rights Agreement dated as of February 25, 1998 (the "Registration Rights Agreement"). A copy of the Registration Rights Agreement is attached hereto as Exhibit (a)(9) and is hereby incorporated herein by reference in its entirety.

Item 10.  Interest in Securities of the Issuer.

          Item 10 of the Statement is hereby amended and supplemented as follows:

            (a), (b) The Introduction to this Amendment No. 4 to the Statement is hereby incorporated herein by reference in its entirety.

Item 11. Contracts, Arrangements of Understandings with Respect to the Issuer's Securities.

          Item 11 of the Statement is hereby amended and supplemented as follows:

            In connection with the Recapitalization the following agreements were entered into:

            Pursuant to the Dovenberg Support/Voting Agreement (incorporated herein by reference to Appendix E to the Proxy Statement), on February 25, 1998, David E. Dovenberg and the Surviving Corporation entered into a pledge agreement (the "Dovenberg Pledge Agreement"), pursuant to which David E. Dovenberg pledged certain shares of Surviving Corporation Common Stock to secure the repayment of monies loaned to him by the Surviving Corporation. A copy of the Dovenberg Pledge Agreement is attached hereto as Exhibit (c)(10) and is hereby incorporated herein by reference in its entirety.

            Also, pursuant to certain Investment Representation and "Roll Over" Subscription Agreements by and among Childs, Merger Sub and each of certain Management Investors dated February 25, 1998 ("'Roll Over' Subscription Agreements"), such Management Investors agreed to "roll over" their then existing shares of Common Stock and options to purchase shares of Common Stock into the shares of Surviving Corporation Common Stock and options to purchase Surviving Corporation Common Stock, respectively, upon the terms and subject to the conditions contained therein. A form of "Roll Over" Subscription Agreement, substantially in the form entered into by and among Childs, Merger Sub and each of certain Management Investors, is attached hereto as Exhibit (c)(11) and is hereby incorporated herein by reference in its entirety. In addition, Childs and Merger Sub entered into the following "Roll Over" Subscription Agreements which differed slightly from the form of "Roll Over" Subscription Agreements attached hereto as Exhibit (c)(11): (i) an agreement with Robert H. Braun pursuant to which Mr. Braun agreed to "roll over" shares of Common Stock then held by him but elected to receive the Option Consideration (as defined in the Proxy Statement) in the Merger for options to purchase shares of Common Stock then held by him (the "Braun 'Roll Over' Subscription Agreement"); and (ii) an agreement with Timothy P. Lynch pursuant to which Mr. Lynch agreed to "roll over" a portion of the shares of Common Stock and all options to purchase Common Stock then held by him (the "Lynch 'Roll Over' Subscription Agreement"). Copies of the Braun "Roll Over" Subscription Agreement and the Lynch "Roll Over" Subscription Agreement are attached hereto as Exhibit
(c)(12) and Exhibit (c)(13), respectively, and are hereby incorporated herein by reference in their entirety.

            Also, pursuant to certain Stock Subscription Agreements, certain Management Investors agreed to purchase, upon the terms and subject to the conditions contained therein, an aggregate of approximately 37,143 shares of Common Stock for cash in the approximate aggregate amount of $490,616 and/or for promissory notes in the approximate aggregate amount of $85,100. A form of Stock Subscription Agreement, substantially in the form entered into by and between the Surviving Corporation and each of such Management Investors, is attached hereto as Exhibit (c)(14) and is hereby incorporated herein by reference in its entirety. In addition, a form of Pledge Agreement entered into by and between the Surviving Corporation and each of Gerald L. Brandt and Gary L. Preston, pursuant to the terms of the Stock Subscription Agreement entered into by and between the Surviving Corporation and each of Messrs. Brandt and Preston, is attached as Annex II to Exhibit (c)(14), and is hereby incorporated herein by reference in its entirety.

            In addition, on February 25, 1998, the Surviving Corporation, each of the Management Investors and each of the Childs Investors entered into a Stockholders' Agreement (the "Stockholders' Agreement") pursuant to which the Management Investors and the Childs Investors agreed to, among other things, certain restrictions on their ability to dispose of shares of Common Stock. A form of Stockholders' Agreement, substantially in the form entered into by each of the Management Investors and each of the Childs Investors, is attached hereto as Exhibit (c)(15) and is hereby incorporated herein by reference in its entirety.

Item 17.  Material to be Filed as Exhibits.

          Item 17 of the Statement is hereby amended and supplemented as follows:

(a)............................   Exhibit (a)(5). Amendment dated as of
                                  February 23, 1998 to the commitment
                                  letter entered into by and between Childs and Bankers Trust Company on January 22,
                                  1998 (filed herewith)

                                  Exhibit (a)(6). Credit Agreement dated as of February 25, 1998 by and between the Surviving Corporation and Bankers Trust Company (filed herewith)

                                  Exhibit (a)(7). Purchase Agreement dated as of February 23, 1998 by and between Merger Sub and the Initial Purchaser (filed herewith)

                                  Exhibit (a)(8). Indenture dated as of
                                  February 25, 1998 by and between the
                                  Surviving Corporation and First Trust
                                  National Association (filed herewith)

                                  Exhibit (a)(9). Registration Rights
                                  Agreement dated February 25, 1998 by and between the Surviving Corporation and the Initial Purchaser (filed herewith)

(c) ...........................   Exhibit (c)(10). Pledge Agreement dated
                                  as of February 25, 1998 by and between
                                  the Surviving Corporation and David E.
                                  Dovenberg

                                  Exhibit (c)(11). Form of "Roll Over"
                                  Subscription Agreement, dated as of
                                  February 25, 1998 by and among Childs,
                                  Merger Sub and certain Management
                                  Investors (filed herewith)

                                  Exhibit (c)(12). "Roll Over" Subscription
                                  Agreement dated as of February 25, 1998
                                  by and among Childs, Merger Sub and
                                  Robert H. Braun (filed herewith)

                                  Exhibit (c)(13). "Roll Over" Subscription
                                  Agreement dated as of February 25, 1998
                                  by and among Childs, Merger Sub and
                                  Timothy P. Lynch (filed herewith)

                                  Exhibit (c)(14). Form of Stock
                                  Subscription Agreement dated as of
                                  February 25, 1998 by and between the
                                  Surviving Corporation and certain
                                  Management Investors (filed herewith)

                                  Exhibit (c)(15). Form of Stockholders'
                                  Agreement dated as of February 25, 1998
                                  by and among the Surviving Corporation,
                                  each of the Management Investors and each of the Childs Investors (filed herewith)



                                 SIGNATURES

            After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 9, 1998


                                    J.W. CHILDS EQUITY PARTNERS, L.P.

                                    By:   J.W. Childs Advisors, L.P.
                                          General Partner

                                    By:   J.W. Childs Associates, L.P.
                                          General Partner

                                    By:   J.W. Childs Associates, Inc.
                                          General Partner


                                    By:  /s/ Steven G. Segal
                                        -----------------------------------
                                        Name:  Steven G. Segal
                                        Title: Vice President


                                    UNIVERSAL HOSPITAL SERVICES, INC.


                                    By:  /s/ Edward D. Yun
                                       -------------------------------------
                                       Name:  Edward D. Yun
                                       Title: Vice President and Secretary


                                     /s/ David E. Dovenberg
                                     ---------------------------------------
                                     David E. Dovenberg




                               EXHIBIT INDEX


                                                              Sequentially
    Exhibit No.                                               Numbered Page
    -----------                                               -------------

(a)(5)                Amendment dated as of February
                      23, 1998 to the commitment letter
                      entered into by and between
                      Childs and Bankers Trust Company
                      on January 22, 1998 (filed
                      herewith)

(a)(6)                Credit Agreement dated as of
                      February 25, 1998 by and between
                      the Surviving Corporation and
                      Bankers Trust Company (filed
                      herewith)

(a)(7)                Purchase Agreement dated as of
                      February 23, 1998 by and between
                      Merger Sub and the Initial
                      Purchaser (filed herewith)

(a)(8)                Indenture dated as of February
                      25, 1998 by and between the
                      Surviving Corporation and First
                      Trust National Association (filed
                      herewith)

(a)(9)                Registration Rights Agreement
                      dated February 25, 1998 by and
                      between the Surviving Corporation
                      and the Initial Purchaser (filed
                      herewith)

(c)(10)               Pledge Agreement dated as of
                      February 25, 1998 by and between
                      the Surviving Corporation and
                      David E. Dovenberg

(c)(11)               Form of "Roll Over" Subscription
                      Agreement dated as of February
                      25, 1998 by and among Childs,
                      Merger Sub and certain Management
                      Investors (filed herewith)

(c)(12)               "Roll Over" Subscription
                      Agreement dated as of February
                      25, 1998 by and among Childs,
                      Merger Sub and Robert H. Braun
                      (filed herewith)

(c)(13)               "Roll Over" Subscription
                      Agreement dated as of February
                      25, 1998 by and among Childs,
                      Merger Sub and Timothy P. Lynch
                      (filed herewith)

(c)(14)               Form of Stock Subscription
                      Agreement dated as of February
                      25, 1998 by and between the
                      Surviving Corporation and certain
                      Management Investors (filed
                      herewith)

(c)(15)               Form of Stockholders' Agreement
                      dated as of February 25, 1998 by
                      and among the Surviving
                      Corporation, each of the
                      Management Investors and each of
                      the Childs Investors (filed
                      herewith)